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                                 UNITED STATES                    OMB APPROVAL
                     SECURITIES AND EXCHANGE COMMISSION  OMB Number: 3235-0145
                              Washington, D.C.  20549    Expires: Oct 31, 1994
                                                      Estimated average burden
                                                      hours per response 14.90
                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                          The Santa Cruz Operation, Inc.
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                                (Name of Issuer)

                            Common Stock, no par value
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                          (Title of Class of Securities)

                                  801833104
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                                (CUSIP Number)

                    John Luhtala, Chief Financial Officer
     Santa Cruz Operation, Inc., 400 Encinal Street, Santa Cruz, CA  95061
                                (831) 425-7222
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                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                June 1, 1999
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box _.

Check  the following  box if a fee  is being paid  with the statement  _.  (A
fee  is not required  only if the reporting person:   (1)  has a previous
statement on file reporting beneficial ownership of more than five percent of the class of securities descried in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions to the Act (however, see the Notes).

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                             SCHEDULE 13D

CUSIP No.  801833104                                         Page 2 of 4 Pages
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1        NAME OF REPORTING PERSON                                Novell, Inc.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVER PERSON        87-0393339
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 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) ___
                                                                      (b) ___
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 3        SEC USE ONLY
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 4        SOURCE OF FUNDS                                                  00
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 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               ___
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 6        CITIZENSHIP OR PLACE OF ORGANIZATION                       Delaware
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NUMBER OF      7    SOLE VOTING POWER                               1,663,750
BENEFICIALLY   ---------------------------------------------------------------
OWNED BY EACH  8    SHARED VOTING POWER                                     0
REPORTING      ---------------------------------------------------------------
PERSON         9    SOLE DISPOSITIVE POWER                          1,663,750
WITH           ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                                0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                     1,663,750
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN THE ROW (11)
         EXCLUDES CERTAIN SHARES*                                          ___
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             4.84 %
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14      TYPE OF REPORTING PERSON*                                          CO
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                                (2 OF 4)
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                *SEE INSTRUCTIONS BEFORE FILING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-17 INCLUDING EHXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


Item 1.  Security and Issuer.

This Schedule 13D  relates to  Common Stock, no  par value,  of the  Santa
Cruz  Operations, Inc. a  California corporation ( SCO ).   The principal
executive offices of SCO are located at 400 Encinal Street, Santa Cruz, California 95061, Telephone (831) 425-7222.

Item 2.  Identity and Background.

This Schedule 13D is filed by Novell, Inc., a Delaware corporation, whose corporate address is 122 East 1700 South, Provo, Utah 84606. Novell is the leading network software provider worldwide.

Item 3.  Source and Amount of Funds or Other Consideration.

Novell, Inc. acquired 6,127,500 shares of Common Stock, no par value per share (the Shares ) of SCO in exchange for certain assets associated with a line of software products known as Unix and UnixWare.

Item 4.  Purpose of Transaction.

Novell acquired  the Share in  connection with  its sale (the   Sale ) to SCO
of a line  of software  products known  as  Unix and  UnixWare.   Concurrently
with the  consummation of  the Sale,  a nominee  of  Novell was
appointed  to the Board of Directors  of SCO.   (With this exception, Novell
has no plans or proposals which would relate to or would result in any of the items listed in Item 4.)

On May 6,  7, 10, 11, and 12 Novell sold 30,000, 370,000, 542,500, 22,500, and 3,000 shares respectively were sold at an average price per day, per share of $6.1875, $6.00, $6.1284, $6.2483, $6.0625, and $6.00. On May
7, 1999 Novell sold 100,000 shares back to the issuer in a private transaction for $6.1875 per share.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, Novell beneficially owns 1,663,750 shares of SCO Common Stock or approximately 4.84 percent of the issued and outstanding shares of SCO s Common Stock.

(b) Novell has sole power to vote and dispose of 1,663,750 shares of SCO Common Stock held of record in the corporation s name.

(c) Other than as described above in response to Item 4 hereof, there were no SCO Common Stock transactions effected by Novell during the 60-day period preceding the date set forth on the cover except for the 100,000 shares that were sold during April as reported in the 13D dated May 10.

(d)     Not applicable.

(e) As of May 11, 1999 Novell ceased to be a beneficial owner of more than five percent of the class of securities.

                                 (3 of 4)

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

 As noted under Item 4 above, concurrently with the consummation of the Sale, a nominee of Novell has appointed to the Board of Directors of SCO. As of February 23, 1999, Novell has declined this entitlement and does not have a representative on the Board of Directors.

Item 7.  Material to Be Filed as Exhibits.

None



                                 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 14, 1999


                               /s/ Betty DePaola
                               Novell, Inc.
                               Betty DePaola, Assitant Corporate Secretary


                                 (4 of 4)
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